UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 14, 2022

Date of Report (Date of earliest event reported)

K-Chain Group Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-2903928
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

155 North Lake Avenue. Suite 800. Pasadena, CA 911011

Salt Lake City, Utah 84106

(Full mailing address of principal executive offices)

(626) 569-9688

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

Item 1. Fundamental Changes

None

Item 2. Bankruptcy or Receivership

None

Item 3. Material Modification To Right of Security holders

None

Item 4. Changes in Issuer's Certifying Accountant

None

Item 5. Non- reliance on previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

None

Item 6. Changes in Control of Issuer

None

Item 7. Departure of Certain Officers

None

Item 8. Certain Unregistered Sales of Equity Security

None

Item 9. Other Events

1.  The Board hereby approves the appointment of Richard E. Thomas and Peter H. Koch to the Board of Directors as Independent Directors effective July 12th , 2022. Compensation for this Board position shall be EUR1,000 or equivalent per month.

2.  The Board hereby accepts the resignation of Wei-Chun Eugene Ting as COO and Director effective June 30th, 2022.

3.  The Board hereby approves the hiring of Chih Kang Chang as Vice president and Director effective June 1, 2022.

4.  The Board hereby authorizes the issuance of 3 million (3,000,000) common share as a signing bonus .

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer: K-Chain Group Inc.

By:

/s/ Yuxia Zhang

Yuxia Zhang - CEO/President

Date: July 14, 2022